Exhibit 99.5

                             Michael S. Krome, P.C.
                                 Attorney-at-Law
                                  8 Teak Court
                           Lake Grove, New York 11755

Tel.:      (631) 737-8381
Fax:       (631) 737-8382
email:     m.krome@worldnet.att.net

Ronald Krome
Legal Assistant

                                              August 6, 2002

Mr. M.J. Saheed
Augrid of Nevada, Inc.
The Park Building
140 Public Square, Suite 200
Cleveland, Ohio 44114

                   Re: Augrid of Nevada, Inc. (the "Company")

Dear M.J.:

     Please accept this letter as written confirmation of the fact that you have agree that this firm has performed certain legal work on behalf of the Company for the past twelve months. This legal work has consisted of, but not limited to, advice with respect to corporate organization, structure of agreements and filings capital structure and other legal issues related to the Company.

     As a consequence of said work, the Company is indebted to this firm, and agrees to issue the total amount of 220,000 shares of common stock of the Company (post-reverse) in full and final payment of all amounts due.

     It is agreed that the shares to be issued pursuant to this agreement shall be included on and registered pursuant to a Form S-8 to be filed by the Company.

     We believe that the foregoing correctly sets forth our understanding and if you concur, please indicate your acceptance of the terms and conditions signing and returning the original copy of this Retainer Agreement.

                                                Very truly yours,


                                                Michael S. Krome

Accepted and Agreed to:


M.J. Saheed, President
Dated:




Information for Issuance of the Shares of Common Stock


Michael S. Krome
8 Teak Court
Lake Grove, NY  11755
Tax Id:  11-3494183